EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)
(Unaudited)

1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Note	September 30, 2014	December 31, 2013

ASSETS

Current assets
Cash and cash equivalents		$63,980,716	$11,575,090
Receivables and other		9,732,553	8,029,053
		73,713,269	19,604,143
Non-current assets
Restricted cash	3	1,657,000	1,208,000
Property, plant and equipment		8,642,107	8,658,520
Mineral interests	3	727,883,839	696,790,071
		738,182,946	706,656,591

Total Assets		$811,896,215	$726,260,734

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$8,442,063	$8,385,603
Flow-through premium		184,304	-
		8,626,367	8,385,603
Non-current liabilities
Decommissioning and restoration provision		1,927,109	1,900,013
Deferred income tax		21,451,882	17,936,121
Total liabilities		32,005,358	28,221,737

EQUITY

Share capital	4	795,077,694	707,547,196
Share based payment reserve	4	58,493,151	53,820,248
Deficit		(73,679,988)	(63,328,447)
Total equity		779,890,857	698,038,997

Total Equity and Liabilities		$811,896,215	$726,260,734

Contingencies	6
Subsequent event	7

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 6, 2014.

On behalf of the Board:
‘Ross A. Mitchell’	‘C. Noel Dunn’
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

EXPENSES

Amortization		$18,759	$13,525	$52,662	$48,352
Consulting		38,880	19,938	81,304	42,188
General and administrative		275,819	203,228	830,027	613,213
Insurance		80,165	80,449	258,703	234,174
Investor relations		276,398	197,555	784,955	690,876
Listing and filing fees		21,496	57,203	259,695	540,413
Professional fees		149,727	66,275	1,211,075	256,916
Salaries		405,257	380,907	1,158,393	1,077,489
Share-based compensation	4	476,651	825,427	2,382,999	4,069,989
Travel and accommodation		82,531	30,885	135,501	136,563

Loss before other items		1,825,683	1,875,392	7,155,314	7,710,173

OTHER ITEMS

Accretion of decommissioning and restoration provision		8,684	8,326	26,047	21,985
Foreign exchange gain		(399,759)	-	(178,109)	-
Interest income		(193,065)	(95,718)	(256,967)	(333,969)

Loss before tax		1,241,543	1,788,000	6,746,285	7,398,189

Deferred income tax expense		3,426,858	802,861	3,605,256	4,179,497

Net loss and comprehensive loss for the period		$4,668,401	$2,590,861	$10,351,541	$11,577,686
Basic and diluted loss per common share		$0.04	$0.03	$0.09	$0.12
Weighted average number of common shares outstanding		113,914,479	103,004,287	109,448,226	99,774,627

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Nine months ended September 30,
	Note	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(10,351,541)	$(11,577,686)
Items not affecting cash:
Accretion of decommissioning and restoration provision		26,047	21,985
Amortization		52,662	48,352
Deferred income tax expense		3,605,256	4,179,497
Share-based compensation	4	2,382,999	4,069,989
Change in non-cash working capital items:
Receivables and other		(183,371)	150,420
Accounts payable and accrued liabilities		696,142	(743,934)

Net cash used in operating activities		(3,771,806)	(3,851,377)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	87,625,307	85,923,730

Net cash generated by financing activities		87,625,307	85,923,730

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(38,868,919)	(77,366,301)
Mineral recoveries	3	9,153,520	-
Purchase of property, plant and equipment		(1,283,476)	(3,064,703)
Restricted cash	3	(449,000)	(69,000)

Net cash used in investing activities		(31,447,875)	(80,500,004)

Change in cash and cash equivalents for the period		52,405,626	1,572,349

Cash and cash equivalents, beginning of period		11,575,090	28,991,606

Cash and cash equivalents, end of period		$63,980,716	$30,563,955

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited – Expressed in Canadian Dollars)

	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932
Shares issued under flow-through agreement		3,373,550	35,914,742	-	-	35,914,742
Shares issued under private placement		6,849,864	49,999,993	-	-	49,999,993
Share issue costs		-	(2,499,673)	-	-	(2,499,673)
Deferred income tax on share issuance costs		-	649,915	-	-	649,915
Value assigned to options vested		-	-	7,029,638	-	7,029,638
Loss for the period		-	-	-	(11,577,686)	(11,577,686)
Balance – September 30, 2013		105,051,050	$707,534,586	$51,558,722	$(58,322,447)	$700,770,861
Balance – December 31, 2013		105,051,050	$707,547,196	$53,820,248	$(63,328,447)	$698,038,997
Shares issued under flow-through agreement	4	3,425,327	26,306,513	-	-	26,306,513
Shares issued under marketed offering	4	7,855,650	61,868,051	-	-	61,868,051
Shares issued under private placement	4	496,054	3,916,111	-	-	3,916,111
Share issue costs	4	-	(6,158,875)	-	-	(6,158,875)
Deferred income tax on share issuance costs		-	1,598,698	-	-	1,598,698
Value assigned to options vested	4	-	-	4,672,903	-	4,672,903
Loss for the period		-	-	-	(10,351,541)	(10,351,541)
Balance – September 30, 2014		116,828,081	795,077,694	58,493,151	(73,679,988)	779,890,857

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

1.             NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical report for the Brucejack Project” and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.             SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2013.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

2.             SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Critical accounting estimates and judgments (cont’d)

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of September 30, 2014.

c)	Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral interests.

3.             MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration and evaluation projects located in northwest British Columbia.

	Nine months ended September 30, 2014
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of period	$143,109,910	$309,067,638	$452,177,548
Additions in the period	178,372	-	178,372
Balance, end of period	$143,288,282	$309,067,638	$452,355,920
Exploration
Balance, beginning of period	$243,190,077	$1,422,446	$244,612,523
Costs incurred in the period
Project	27,035,786	-	27,035,786
Feasibility, permitting and engineering	7,926,487	227,589	8,154,076
Road infrastructure	2,957,079	-	2,957,079
Salaries, benefits & other	3,765,445	-	3,765,445
Recoveries
BC METC	(77,300)	-	(77,300)
Gold sales	(10,919,690)	-	(10,919,690)
Balance, end of period	$273,877,884	$1,650,035	$275,527,919
Balance, September 30, 2014	$417,166,166	$310,717,673	$727,883,839

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

3.             MINERAL INTERESTS (Cont’d)

	Year ended December 31, 2013
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,949,319	$309,067,638	$452,016,957
Additions in the year	160,591	-	160,591
Balance, end of year	$143,109,910	$309,067,638	$452,177,548

Exploration
Balance, beginning of year	$143,602,828	$539,057	$144,141,885
Costs incurred in the year
Project	72,550,481	-	72,550,481
Feasibility	9,997,091	883,389	10,880,480
Road infrastructure	12,122,368	-	12,122,368
Salaries, benefits & other	12,720,617	-	12,720,617
Recoveries – BC METC	(7,803,308)	-	(7,803,308)
Balance, end of year	$243,190,077	$1,422,446	$244,612,523
Balance, December 31, 2013	$386,299,987	$310,490,084	$696,790,071

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,657,000 of restricted cash which includes $1,361,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.             CAPITAL AND RESERVES

Authorized Share Capital

In the first quarter of 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28 million.  The Company bifurcated the gross proceeds between share capital of $26,306,513 (before share issue costs of $1,816,330) and flow-through share premium of $1,693,507.

On July 29, 2014, the Company closed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share with the Company receiving gross proceeds of US$49,524,750 for the sale of 6,831,000 common shares.  The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering.  On August 15, 2014, the Company closed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to its marketed offering that closed on July 29, 2014.  The Company received gross proceeds of approximately US$7,400,000 for the sale of 1,024,650 additional shares.  The remaining 217,350 additional shares were sold by Silver Standard.

On August 15, 2014, the Company also closed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596,000.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

4.             CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The following table summarizes the changes in stock options for the nine months ended September 30:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	9,841,950	$8.63	8,541,950	$9.13
Granted	510,000	7.44	300,000	7.20
Forfeited/expired	(22,500)	13.06	(320,000)	8,60
Outstanding, September 30	10,329,450	$8.56	8,521,950	$9.08

The following table summarizes information about stock options outstanding and exercisable at September 30, 2014:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	6,185,000	2.25	5,181,250	$6.09
$8.00 - $9.99	528,750	2.27	506,250	9.41
$10.00 - $11.99	2,015,700	1.97	2,015,700	11.53
$12.00 - $13.99	1,380,000	3.17	1,380,000	13.69
$14.00 - $15.99	95,000	2.60	95,000	14.70
$16.00 - $17.99	125,000	2.33	125,000	16.48
Outstanding, September 30	10,329,450	2.32	9,303,200	$8.80

The total stock based compensation for the nine month period ended September 30, 2014 is $4,672,903 of which $2,382,999 has been expensed in the statement of loss and $2,289,904 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the nine month periods ended September 30, 2014 and September 30, 2013 using the Black-Scholes option pricing model:

	Nine months ended September 30
	2014	2013
Risk-free interest rate	1.37%	1.33%
Expected volatility	68.28%	66.72%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Nine months ended September 30
	2014	2013
Salaries and management fees	$ 1,212,311	$ 910,571
Share based compensation	3,548,477	3,339,799
Total management compensation	$ 4,760,788	$ 4,250,370

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

6.	CONTINGENCIES

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.   In the Tahzibi Action, the class period is between July 23, 2013 and October 21, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September 30, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

6.             CONTINGENCIES (Cont’d)

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552.  The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014.  In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”).  The Company moved to dismiss the Second Amended Complaint on September 5, 2014 and the plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014.  The Company has until November 19, 2014 to reply to the plaintiffs’ Opposition to the Company’s Motion to Dismiss.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

7.	SUBSEQUENT EVENT

On October 15, 2014, the Company granted employees’ stock options under its stock option plan to purchase 421,500 common shares exercisable at $6.55 per share for a term of five years.